UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Regained Compliance with Nasdaq Listing Rule 5550(a)(2)

On October 29, 2024, Maxeon Solar Technologies, Ltd. (the “Company”) received a letter from Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the staff of the Nasdaq Listing Qualifications Department has determined that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2). As a result, a hearing scheduled for November 7, 2024 has been cancelled and the Company’s securities will continue to be listed and traded on the Nasdaq Global Select Market.

As previously reported, on September 17, 2024, the Company received a Staff Determination Letter (the “Staff Determination Letter”) from the staff of the Nasdaq Listing Qualifications Department notifying the Company that its securities would be delisted from the Nasdaq Global Select Market because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of September 16, 2024. On September 20, 2024, the Company announced that it had submitted a hearing request to Nasdaq which automatically stayed the delisting process during the pendency of the hearing, which was scheduled for November 7, 2024.

Subsequent to the receipt of the Staff Determination Letter, the Company executed a 1-for-100 reverse stock split, (the “Reverse Stock Split”), which has caused the trading price of the Company’s ordinary shares to exceed the minimum bid price requirement set forth by Nasdaq Listing Rule 5550(a)(2) since the Company’s ordinary shares started trading on a post-Reverse Stock Split basis.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 4, 2024	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer